Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Member
RHI Entertainment, LLC:

We consent to the use of our report dated September 14, 2007, with respect to consolidated balance sheets of RHI Entertainment, LLC and subsidiaries as of December 31, 2006 (Successor) and Hallmark Entertainment LLC and subsidiaries as of December 31, 2005 (Predecessor) and the related consolidated statements of operations, member’s equity (deficit) and comprehensive income (loss), and cash flows for the period from January 12, 2006 (inception) to December 31, 2006 (Successor period), and from January 1, 2006 to January 11, 2006 and for each of the years in the two-year period ended December 31, 2005 (Predecessor periods) included herein and to the reference to our firm under the heading "Experts" in this registration statement.

As discussed in our report dated September 14, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment as of January 1, 2006. It further discusses RHI Entertainment, LLC’s acquisition effective January 12, 2006 of the outstanding assets and liabilities of Hallmark Entertainment LLC and subsidiaries in a business combination accounted for as a purchase.  As a result of the acquisition, the consolidated financial information for the period after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable.

/s/ KPMG LLP

New York, New York

November 9, 2007